[redacted]

09055953

104

UNITED STATES
RITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

RECD S.E.C.

MAR 2 2009

503

RECD S.E.C.

MAR 2 2009

503

SEC FILE NUMBER
8- 21374

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 1/1/08 (MM/DD/YY) AND ENDING 12/31/08 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: WRP INVESTMENTS, INC.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

4407 Belmont Avenue
(No. and Street)

Youngstown	Ohio	44505
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

David Pintaric 330-759-2023
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

BELLOTO AND ASSOCIATES, INC.
(Name – *if individual, state last, first, middle name*)

32 State Street	Struthers	Ohio	44471
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

AB 3/20

OATH OR AFFIRMATION

I, David M. Pintarac, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of WRP INVESTMENTS, INC., as of December 31st, 20 08, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

____

Signature

President

Title

Tonya Taylor
Notary Public my commission expires 12-18-2013

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☒ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

WRP INVESTMENTS, INC.

AUDIT REPORT

OF FINANCIAL STATEMENTS

YEARS ENDED DECEMBER 31, 2008, 2007

TABLE OF CONTENTS

Belloto and Associates, Inc
32 State Street Suite 200
Struthers, OH 44471
Phone 330.755.7064
Fax 330.755.9292

Member: Ohio Society of Certified Public Accountants

INDEPENDENT AUDITOR'S REPORT

Board of Directors
WRP Investments, Inc.
Youngstown, Ohio

We have audited the accompanying statements of financial condition of WRP Investments, Inc. as of December 31, 2008, and 2007, and the related statements of income, changes in stockholders' equity, changes in liabilities subordinated to claims of general creditors, and cash flows for the years then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of WRP Investments, Inc. at December 31, 2008, and 2007, and the results of their operations and their cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules I and II is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Belloto and Associates, Inc.

Belloto and Associates, Inc.
Struthers, Ohio
February 25, 2009

WRP INVESTMENTS, INC.
STATEMENTS OF FINANCIAL CONDITION
DECEMBER 31, 2008, 2007

ASSETS

	2008	2007
ASSETS		
Cash	$ 76,905	$ 142,839
Escrow	100,000	100,000
Commissions Receivable	552,640	693,322
Investments, at market value	171,165	20,257
TOTAL ASSETS	$900,710	$956,418

LIABILITIES AND STOCKHOLDERS' EQUITY

	2008	2007
LIABILITIES		
Commissions Payable	$ 552,640	$ 693,322
Total Liabilities	552,640	693,322
STOCKHOLDERS' EQUITY		
Common Stock - no par value, stated value, 10,000 shares authorized, 8,000 shares issued and outstanding	500	500
Additional Paid in Capital	106,466	106,466
Retained Earnings	241,104	156,130
Total Stockholders' Equity	348,070	263,096
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY	$ 900,710	$ 956,418

The accompanying notes are an integral part of these financial statements.

WRP INVESTMENTS, INC.
STATEMENTS OF INCOME
FOR THE YEARS ENDED DECEMBER 31, 2008, 2007

	2008	2007
REVENUE		
Commission Income	$ 38,050,283	$ 41,972,394
Interest Income	182,056	65,839
Unrealized Gain	-	616
Miscellaneous Income		-
TOTAL REVENUE	38,232,339	42,038,849
EXPENSES		
Officers' Salaries	192,000	191,620
Commission Expense	34,055,630	37,907,170
Management Fee	3,692,132	3,759,212
Recruiting Fees	46,026	66,701
Bank Charges	3,166	1,338
Other Expenses	9,062	5,979
Unrealized Loss	149,349	-
TOTAL EXPENSES	38,147,365	41,932,020
NET INCOME (LOSS)	$ 84,974	$ 106,829

The accompanying notes are an integral part of these financial statements.

WRP INVESTMENTS, INC.
STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY
FOR THE YEARS ENDED DECEMBER 31, 2008, 2007

	Common Stock	Additional Paid-in Capital	Retained Earnings
BALANCE - December 31, 2006	500	106,466	49,301
Add Net Profit	0	0	106,829
BALANCE - December 31, 2007	$500	$106,466	$156,130
Add Net Profit	0	0	84,974
BALANCE - December 31, 2008	$500	$106,466	$241,104

The accompanying notes are an integral part of these financial statements.

WRP INVESTMENTS, INC.
STATEMENT OF CHANGES IN SUBORDINATED BORROWINGS
FOR THE YEAR ENDED DECEMBER 31, 2008

Subordinated borrowings at January 1, 2008	$0
Increases:	
Secured demand note collateral agreements	-
Issuance of subordinated notes	-
Decreases:	
Payment of subordinated notes	-
Subordinated borrowings at December 31, 2008	$0

The accompanying notes are an integral part of these financial statements.

WRP INVESTMENTS, INC.
STATEMENTS OF CASH FLOWS
FOR THE YEARS ENDED DECEMBER 31, 2008, 2007

	2008	2007
CASH FLOWS FROM OPERATING ACTIVITIES:		
Net Income (Loss)	$ 84,974	$ 106,829
Change in Assets - (Increase) Decrease		
Investments	(150,908)	17,340
Commissions Receivable	140,682	(70,808)
Other Receivable		-
Change in Liabilities - Increase (Decrease)		
Commissions Payable	(140,682)	70,808
NET CASH PROVIDED BY (USED BY) OPERATING ACTIVITIES:	(65,934)	124,169
NET CASH PROVIDED BY (USED BY) FINANCING ACTIVITIES:	-	-
NET INCREASE (DECREASE) IN CASH	(65,934)	124,169
CASH AND CASH EQUIVALENTS/ BEGINNING OF YEAR	242,839	118,670
CASH AND CASH EQUIVALENTS/ END OF YEAR	$ 176,905	$ 242,839
SUPPLEMENTAL DISCLOSURES		
Cash Paid during the year:		
Interest	$ -	$ -
Income Taxes	$ -	$ -

The accompanying notes are an integral part of these financial statements.

NATURE OF BUSINESS

The company is a broker-dealer registered with the Securities and Exchange Commission (SEC) as an Investment Advisor.
The company is an Ohio Corporation, formed in November 1976 and operates as an S Corporation.

SUMMARY OF SIGNIFICANT POLICIES

Revenue Recognition:

Commission income and related commission expenses are recorded on a trade date basis as securities transactions occur.

Investments:

Investments are stated at market value based on brokerage statements. The resulting difference between cost and market value is included in income.

Federal Income Tax:

Net income or loss of the company flows through and is taxable directly to the shareholders, pursuant to an election as an S Corporation under the Internal Revenue Code.

Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

CASH AND CASH EQUIVALENTS

Cash consists of a non-interest bearing checking account, an interest bearing investment account and all cash equivalents expected to be turned to cash within six months at December 31, 2008 and December 31, 2007.
For purposes of the computation of net capital, investments listed are treated as cash and cash equivalents.

ESCROW DEPOSIT

The company is required to maintain a minimum escrow deposit of $100,000 with their clearing house at December 31, 2008, which is included in cash.
The company is also required to maintain $300,000 of Net Capital by their clearing house.

STOCK ACTIVITY

The number of authorized shares of common stock were increased from 500 to 10,000 shares on August 21, 2008. The company issued an additional 7,900 shares to the three shareholders.

INVESTMENTS

Investments at December 31, 2008 reported at market value were as follows:

Fidelity Government Securities	$ 22,319
Southeast Banking	100
Blackrock Enhanced Cap & Income Fund	136,193
Keycorp New	(1,857)
Royce Value Trust	14,305
Various	105
	$ 171,165

RELATED PARTY TRANSACTIONS

Commissions paid to shareholders are not segregated since they are subject to the company's normal terms. Certain expenses such as insurance, payroll, office, etc. are paid by the management company. William R Pintaric & Associates, Inc., a corporation owned by the shareholders of the Company, provides management services to the Company. Fees charged by the management company were $3,692,132 in 2008 and $3,759,212 in 2007.

All of the outstanding stock of the company is owned by three individuals/related parties.

NET CAPITAL REQUIREMENT

The company is subject to the Securities and Exchange Commissions Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2008 the company had net capital of $331,582 which was $281,582 in excess of its required net capital of $50,000. The company's net capital ratio was1.67 to 1.

LIABILITIES SUBORDINATED TO CLAIMS OF GENERAL CREDITORS

There were no borrowings subordinated to the claims of general creditors during the year ended December 31, 2008.

CONCENTRATION OF CREDIT RISK

The company maintains cash balances at two financial institutions in Youngstown, Ohio. Accounts at the institutions are insured by the Federal Deposit Insurance Corporation up to $100,000. At December 31, 2008 the Company's uninsured cash balances per bank statement total $ 924,481.

COMMITMENTS AND CONTINGENCIES

The Company is involved in various lawsuits including a claim seeking damages in excess of $1,000,000. The Company is vigorously defending the lawsuit, and the outcome of the case is uncertain. Management is of the opinion that the liability if any, will not be in excess of insurance coverage resulting from such litigation. The accompanying financial statements do not include any adjustments that might be necessary should the case result in an unfavorable outcome.

WRP INVESTMENTS, INC.

SCHEDULE I

Computation of Net Capital under SEC Rule 15c3-1
December 31, 2008

Net Capital	
Total stockholders' equity qualified for net capital	$ 348,070
Other Deductions/Charges	(4,000)
Net Capital before haircuts on securities positions	344,070
Haircuts on securities:	
Trading and investment securities,	
U.S. Government obligations	(12,488)
Net Capital	$ 331,582
Computation of basic net capital requirement	
Minimum net capital required:	
Company	$ 50,000
Excess Net Capital	$ 281,582
Ratio: Aggregate indebtedness to net capital	1.67
Reconciliation with company's computation (included in Part II	
of Form X-17A-5 as of December 31, 2008	
Net capital, as reported in Company's Part II	
(unaudited) FOCUS report	$ 365,433
Other audit adjustments (net)	(33,851)
Net Capital per above	$ 331,582

WRP INVESTMENTS, INC.

SCHEDULE II

December 31, 2008

(h) - - COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENT TO RULE 15c3-3

Not applicable due to exemption (k) (2) (I) of Rule 15c3-3

(i) - - INFORMATION RELATING TO THE POSSESSION OR CONTROL REQUIREMENTS UNDER RULE 15c3-3

Not applicable due to exemption (k) (2) (I) of Rule 15c3-3

(j) - - RECONCILIATION BETWEEN NET CAPITAL COMPUTATION AND RESERVE REQUIREMENT COMPUTATION

There are no material differences between the computation of net capital under Rule 15c3-1 as prepared by the company and filed with their most recent Part IIA unaudited report and the schedule included with these statements.

The company did not file the computation for determination of the reserve requirements under exhibit A of Rule 15c3-3 due to exemption (k) (2) (I) of Rule 15c3-3.

Belloto and Associates, Inc
32 State Street Suite 200
Struthers, OH 44471
Phone 330.755.7064
Fax 330.755.9292

Member: Ohio Society of Certified Public Accountants

Board of Directors
WRP Investments, Inc.

In planning and performing our audit of the financial statements and supplemental schedules of WRP Investments, Inc. as of and for the year ended December 31, 2008, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under rule 17-a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by rule 17a-13
2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17(a)-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A control deficiency exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A significant deficiency is a control deficiency, or combination of control deficiencies, that adversely affects the Company's ability to initiate, authorize, record, process, or report financial data reliably in accordance with generally accepted accounting principles such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control.

A material weakness is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2008, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, the Financial Industry Regulatory Authority, and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Belloto and Associates, Inc.

Belloto and Associates, Inc.
Struthers, Ohio
February 25, 2009